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Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

July 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Chad Eskildsen and Edward Bartz

Re:	Business Development Corporation of America
Post-Effective Amendment No. 3 to Registration Statement on Form N-2
File Number: 333-210619

Ladies and Gentlemen:

On behalf of Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Sheila Stout of the Staff on May 30, 2018 and from Edward Bartz of the Staff on June 6, 2018 in each case relating to the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (Registration No. 333-210619) (the “Registration Statement”). The Company will also file a post-effective amendment to the Registration Statement (the “Amendment”) on or about the date hereof responding to the Staff’s comments. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used but not defined herein shall have the meaning set forth in the Registration Statement.

Legal Comments

1.	In the penultimate paragraph of page 1 of the Registration Statement, please update the disclosure regarding leverage to include a discussion of the increased leverage permitted by the Small Business Credit Availability Act. In particular, please disclose that this would permit the Company to effectively double its leverage, which would increase leverage risk and expenses. If the Company is not presently seeking to avail itself of this increase in permitted leverage, please so disclose.

Response:

The Company confirms that it is not presently seeking to avail itself of the increased leverage permitted by the Small Business Credit Availability Act. The disclosure has been revised accordingly.

Sheila Stout and Edward Bartz July 27, 2018 Page 2

2.	In the fourth bulleted item on page 2 of the Registration Statement, please clarify that a distribution that represents a return of capital is a return of a portion of shareholders’ initial investment in the Company.

Response:

This disclosure has been revised accordingly. The Company also confirms that none of its distributions represented a return of capital for the periods required to be disclosed in the Registration Statement. Consistent with this position, the Company notes that an excise tax on undistributed amounts has been paid or accrued for the quarter ended March 31, 2018.

3.	In the second bulleted item on page 3 of the Registration Statement, please disclose that (i) the maximum amount of shares that the Company offers to purchase in each self-tender offer is limited to the proceeds received under its distribution reinvestment plan and (ii) the four most recent self-tender offers have been oversubscribed.

Response:

This disclosure has been revised accordingly.

4.	In the section of the prospectus summary titled “Compensation of the Adviser – Base Management Fee” on page 8 of the Registration Statement, please disclose whether the average gross assets includes derivatives and, if so, disclose how such derivatives are valued.

Response:

The Company confirms that the portfolio did not hold any investments in derivatives as of March 31, 2018. To the extent that the portfolio includes derivative securities in the future, the Company hereby undertakes to update such disclosure accordingly.

5.	In the section of the prospectus summary titled “Administrative Agreements” on page 9 of the Registration Statement, please disclose the compensation paid to the Administrator.

Response:

This disclosure has been revised accordingly.

6.	In the section of the prospectus summary titled “Selected Financial Data” beginning on page 13 of the Registration Statement, please disclose separately the amount of distributions that represent a return of capital.

Response:

Please see the response to Comment 2, above.

Sheila Stout and Edward Bartz July 27, 2018 Page 3

Accounting Comments

7.	In the table of Fees and Expenses (the “Fee Table”) on page 11 of the Registration Statement, the Company discloses that there are no acquired fund fees and expenses (“AFFE”), and in footnote 7 to the Fee Table, the Company discloses that no management fee is charged with respect to the Company’s investment in NMFC Senior Loan Program I LLC. However, the Staff notes that the registration statement for New Mountain Finance Corporation discloses AFFE of 0.90% for the same investment. Please explain this discrepancy.

Response:

This disclosure has been revised to include the AFFE.

8.	The Staff notes that the Company invests in other diversified investment vehicles. If there are any other AFFE that are required to be disclosed in the Fee Table, please ensure that such expenses are properly disclosed.

Response:

This disclosure has been revised to include the AFFE.

9.	Please provide updated auditor consents dated no earlier than thirty days prior to the date upon which the Company requests the Registration Statement to be declared effective.

Response:

The Company will file updated auditor consents as exhibits to the Amendment.

10.	Please include in the Amendment updated financial statements as of March 31, 2018.

Response:

The Company has updated the financial statements in the Amendment accordingly.

11.	Please confirm whether the Company has been operated as a non-diversified investment company for the past three years or, if not, update the disclosure accordingly.

Response:

The Company confirms that it has been operated as a non-diversified investment company for the past three years.

Sheila Stout and Edward Bartz July 27, 2018 Page 4

12.	To the extent that the Company invests in restricted securities, please confirm that the Consolidated Financial Statements comply with the disclosure requirements described in footnote 8 to Rule 12-12 of Regulation S-X.

Response:

This disclosure in the section “Portfolio Companies” has been revised to indicate which portfolio investments are restricted securities.

13.	In the Consolidated Statements of Operations on page F-6 of the Registration Statement, the Staff notes that the line item for “Other general and administrative” expenses is greater than 5% of total expenses. If any single expense exceeds 5% of total expenses, please disclose that separately.

Response:

The Company confirms that no single expense exceeds 5% of total expenses.

14.	In footnote (d) to the Schedule of Investments, with respect to the Company’s investments in portfolio companies that have elected to pay cash interest instead of payment-in-kind (“PIK”), please consider disclosing either a range of the possible amount of PIK interest or the maximum amount of PIK interest that can be paid by each such investment.

Response:

The Company respectfully notes that disclosure regarding PIK interest can be found in footnote (l) to the Schedule of Investments.

15.	Please confirm supplementally that the weighted average yield disclosed in the Registration Statement is calculated based on the entire portfolio and not solely income-generating assets.

Response:

The weighted average yield disclosed in the Registration Statement excludes non-income generating assets. The Company will revise its disclosures going forward to disclose both the weighted average yield for the entire portfolio and the weighted average excluding non-income generating assets.

Sheila Stout and Edward Bartz July 27, 2018 Page 5

16.	Please confirm that the Schedules of Investments and Advances to Affiliates in Note 16 to the Consolidated Financial Statements (the “Affiliate Investment Table”) complies with Rule 12-14 of Regulation S-X, including all footnotes thereto.

Response:

The Company undertakes to update its financial statement presentation to include the requested disclosure starting with the Quarterly Report on 10-Q filed for the quarter ended June 30, 2018.

17.	The Staff notes that certain items in the Affiliate Investment Table (for example, dividend income and unrealized appreciation) do not agree to the items in the Statements of Operations. Please resolve these discrepancies.

Response:

The Company has updated its financial statement presentation to address this item. Please see the Company’s Quarterly Report on form 10-Q for the period ended March 31, 2018, filed with the SEC on May 10, 2018.

18.	Beginning with the Company’s next Quarterly Report on Form 10-Q, please group controlled investments separately from investments in other affiliates in accordance with Rule 12-14 of Regulation S-X.

Response:

The Company respectfully notes that it groups controlled investments separately from investments in other affiliates in Note 16 in the Notes to the Consolidated Financial Statements.

19.	With respect to the Company’s investments in entities that calculate a net asset value per share, please confirm that the Registration Statement makes adequate disclosure regarding the risk that such investments may be sold at a price other than their net asset value per share (See Accounting Standards Codification Topic 820-10-50-6A).

Response:

This disclosure has been revised accordingly.

20.	In determining whether the Company has invested in a “Significant Subsidiary” for the purposes of complying with the presentation requirements in Rule 4-08(g) of Regulation S-X, please confirm that the Company has made such determination by evaluating each of the three tests enumerated in Rule 1-02(w) of Regulation S-X. In particular, the Staff notes that NexSteppe Inc., Park Ave RE Holdings, LLC and NMFC Senior Loan Program I, LLC all appear to be significant subsidiaries based on the income test in Rule 1-02(w)(3).

Response:

The Company respectfully notes that, based on its calculations, only Kahala Ireland Opco Designated Activity Company (“Kahala”) is a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. Accordingly, the Company has filed Kahala’s audited consolidated financial statements as an exhibit to the Registration Statement as well as its most recent Annual Report on Form 10-K.

Sheila Stout and Edward Bartz July 27, 2018 Page 6

21.	With respect to the Affiliate Table, the Staff notes that the Company’s investments in NexSteppe had a beginning fair value of $0 at December 31, 2016, were subject to additions, reductions and loss during the course of the year, and then ended the year with a fair value of $0 at December 31, 2017. Please explain the reason for this.

Response:

The Company notes that NexSteppe is currently in the process of undergoing an orderly liquidation of assets. Accordingly, the Company had written down the fair value of its investments in NexSteppe to $0 prior to the start of 2017, and again wrote down the fair value to $0 prior to the end of 2017.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew S. Virag at 212.641.5695 (or by email at matthew.virag@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedman

Thomas J. Friedmann

cc:

Richard J. Byrne, Business Development Corporation of America

Corinne D. Pankovcin, Business Development Corporation of America

Leeor P. Avigdor, Business Development Corporation of America

Jonathan H. Gaines, Dechert LLP

Matthew S. Virag, Dechert LLP